UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Valero Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

91914J102

(CUSIP Number)

Jay D. Browning

One Valero Way

San Antonio, TX 78249

Telephone: (210) 345-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914J 102

1	Names of reporting persons Valero Energy Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 42,238,087 Common Units*
	8	Shared voting power 0
	9	Sole dispositive power 42,238,087 Common Units*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 42,238,087 Common Units*
12	Check box if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 Approximately 71.0%**
14	Type of reporting person (see instructions) CO

*	Includes both 13,448,089 Common Units and 28,789,989 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on December 20, 2013.
**	Based on the number of Common Units (30,707,740) and Subordinated Units (28,789,989) issued and outstanding as of March 1, 2015, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	Names of reporting persons Valero Terminaling and Distribution Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 42,238,087 Common Units*
	8	Shared voting power 0
	9	Sole dispositive power 42,238,087 Common Units*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 42,238,087 Common Units*
12	Check box if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 Approximately 71.0%**
14	Type of reporting person (see instructions) CO

*	Includes both 13,448,089 Common Units and 28,789,989 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on December 20, 2013.
**	Based on the number of Common Units (30,707,740) and Subordinated Units (28,789,989) issued and outstanding as of March 1, 2015, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed by Valero Energy Corporation, (ii) Premcor USA Inc., (iii) Valero Refining and Marketing Company, (iv) Valero Terminaling and Distribution Company, (v) The Premcor Pipeline Co., (vi) The Premcor Refining Group Inc. and (vii) Valero Refining Company-Tennessee, L.L.C. on December 20, 2013 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

Subparagraph (a) of this Item is amended and restated as follows:

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit F by and among Valero Energy Corporation (“Valero”) and Valero Terminaling and Distribution Company (“VTDC” and, together with Valero, the “Reporting Persons”).

Subparagraph (c) of this Items is hereby amended and restated as follows:

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of refineries and other assets supporting refining operations, and the investment in interests in the Partnership.

Valero is a publicly traded Delaware corporation. The name and present principal occupation of each director and executive officer of Valero (the “Valero Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Valero is, directly or indirectly, the sole member or stockholder of each of the other Reporting Persons.

VTDC is a Delaware corporation and wholly owned subsidiary of VRMC. The name and present principal occupation of each director and executive officer of VTDC (the “VTDC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. VTDC is the sole member of Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

The Valero Covered Individuals and the VTDC Covered Individuals are collectively referred to as the “Covered Individuals.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following paragraph:

On March 1, 2015, the Partnership, the General Partner, VTDC and Valero Refining Company-New Orleans, LLC, a wholly owned subsidiary of VTDC (“VRNO”), entered into a

Contribution Agreement (the “March 2015 Contribution Agreement”) pursuant to which VTDC, VRNO and the General Partner contributed interests in certain subsidiaries of Valero to the Partnership in exchange for a cash distribution of $571.2 million to VTDC and the issuance of 1,908,100 Common Units to VTDC and VRNO, collectively, and 38,941 General Partner Units to the General Partner.

Item 4.	Purpose of Transaction.

No changes to this Item.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

(1) Valero does not directly own any Common Units or Subordinated Units; however, as the indirect sole stockholder of VTDC, it may be deemed to beneficially own (x) 13,448,089 Common Units held of record by VTDC, which represents approximately 43.8% of the outstanding Common Units and (y) 28,789,989 Subordinated Units held of record by VTDC, which represents all of the outstanding Subordinated Units.

(2) VTDC is the record and beneficial owner of (x) 13,448,089 Common Units held of record by VTDC, which represents approximately 43.8% of the outstanding Common Units and (y) 28,789,989 Subordinated Units held of record by VTDC, which represents all of the outstanding Subordinated Units.

(3) In addition, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Joseph W. Gorder	50,000		*
Jay D. Browning	5,500		*
Michael S. Ciskowski	50,000		*
R. Michael Crownover	17,700		*
R. Lane Riggs	5,500		*

*	Less than 1% of the class beneficially owned.

The percentages set forth in this Item 4(a) are based on the number of Common Units (30,707,740) and Subordinated Units (28,789,989) issued and outstanding as of March 1, 2015, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Prior to Amendment No. 1, the Schedule 13D was filed jointly by the Reporting Persons and the following direct and indirect wholly owned subsidiaries of Valero: (i) Premcor USA Inc. (“Premcor USA”), (ii) Valero Refining and Marketing Company (“VRMC”), (iii) The Premcor Pipeline Co. (“Premcor Pipeline”), (iv) The Premcor Refining Group Inc. (“Premcor Refining”) and (vii) Valero Refining Company-Tennessee, L.L.C. (“VRCT” and, together with Premcor USA, VRMC, Premcor Pipeline and Premcor Pipeline, the “Prior Reporting Persons”).

On March 1, 2015, certain wholly owned subsidiaries of Valero, including the Prior Reporting Persons and VRNO, effected an internal reorganization pursuant to which all of the outstanding Common Units and Subordinated Units beneficially owned by Valero were consolidated, with VTDC becoming the sole record holder of all Common Units and Subordinated Units beneficially owned by Valero and VTDC’s common stock being held by Premcor Pipeline, Premcor Refining, VRT and VRMC (collectively, the “VTDC Owners”). Each VTDC Owner owns a minority interest in VTDC and is a direct or indirect wholly owned subsidiary of Valero. As a result, the Joint Filing Statement between the Reporting Persons and the Prior Reporting Persons has been terminated and the Prior Reporting Persons are no long reporting persons under the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to replace Exhibit A and add Exhibits G and H as follows:

Exhibit A	Directors, Managers and Executive Officers of Valero and VTDC (filed herewith).

Exhibit G	Contribution Agreement, dated March 1, 2015, by and among the Partnership, the General Partner, VTDC and VRNO (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on March 5, 2015).

Exhibit H	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 18, 2015

VALERO ENERGY CORPORATION		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ Jay D. Browning	By:	/s/ J. Stephen Gilbert
Name:	Jay D. Browning	Name:	J. Stephen Gilbert
Title:	Executive Vice President and General Counsel	Title:	Senior Vice President and Secretary

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